

Jonas Wood (b. 1977)

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After reviewing over 80 other examples, we privately secured the Painting directly from the previous owner, and in doing so avoided any intermediary fees on this quintessential Jonas Wood.

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Initial Offering Price
$1,221,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works
21.3%

Sharpe Ratio (1995-2021)	watch video
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S&P 500	0.56

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Jonas Wood is one of the most recognizable Contemporary artists working today and has a bold, graphic, and commercially appealing aesthetic.
- The rising prices and volume for Wood's work at auction speaks to the breadth of Woods' collector base and appeal, which include several prominent art collectors, including Leonardo DiCaprio, Masahiro and Yoshimi Maki, Yusaku Maezawa, and Maurice and Paul Marciano.
- Since Wood's work first appeared at auction, the total annual turnover exclusive of buyer's premium for the artist's work grew from approximately $4.9 million to $18.4 million by 2019.
- Our acquisitions team has reviewed over 80 examples of work by Jonas Wood from around the world, some of which are priced in excess of $1 million. Of these 80 works, this is the third we have selected to be offered on the Masterworks platform.
- Still lifes featuring plants and ceramics are among Jonas Wood's most coveted subjects, and as of December 8, 2022, account for five of the artist's top ten auction records. *Yellow Still Life with Grating* (2016), sold for $4,652,470 at Christie's in December 2021, and is currently the artist's third highest auction sale.
- Wood's large-scale "plant paintings" were not available to purchase through public auction prior to 2015, and the first one to come to auction sold for $610,000 against a presale estimate of $80,000 to $120,000, whereas the record set in 2021 for a similar work was $6,150,000.
- As of December 8, 2022, examples similar in scale and composition to the Painting have sold in excess of $1.3 million at auction, including: *Black Still Life With Yellow Orchid* (2013), which sold for $2,055,000 in May 2018, and *Small Green 84* (2011), which sold for $1,340,000 in November 2019.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$8,568,400

2021 Number of Lots Sold
118

JONAS
WOOD

b. 1977, UNITED STATES

Oil and acrylic on linen | 60 × 41 in. (152 × 104 cm.)

Jonas Wood is a recognized contemporary artist known for his depictions of ordinary subjects and immersive environments inspired by Cubism and the works of artists like Matisse and Hockney.



$1,221,000

INITIAL OFFERING

21.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Jonas Wood's bold and colorful plant still lifes, which reference art historical precedents and often include imagery from his daily life. Executed in 2013, the Painting depicts two potted plants, alongside an empty ceramic vessel, placed on a patterned tabletop against a white background. The flattened planes and spatial distortion of the composition employ artistic tropes rooted in Cubism, while the Painting's colorful, graphic rendering of a quotidian subject invokes Pop Art, specifically recalling David Hockney's stylized landscapes and interior scenes. The geometric and speckled vases in the Painting may reference the work of Wood's wife, Japanese ceramicist Shio Kusaka. The intimacy of the Painting's composition speaks to the artist's interest in capturing, while also elevating, everyday objects. Wood states: "of all the possible things I could paint, the thing that interests me is something I can get close enough to paint honestly."

The Painting's precise composition is the result of the artist's distinct process, which combines personal photographs and found imagery. Wood creates preliminary sketches and collages, which are further refined through additional layers of drawing and painting. The result is an intentional, constructed image with personal resonance and visual complexity. Still lifes featuring plants and ceramics are among Jonas Wood's most coveted subjects, and as of December 8, 2022, account for five of the artist's top ten auction records, and include paintings such as *Yellow Still Life with Grating* (2016), which is slightly larger than the Painting and features a more complex array of plants, sold for HKD 36,250,000 ($4,652,470) at Christie's, Hong Kong, on December 1, 2021, and is currently the artist's third highest auction sale. As of December 8, 2022, examples similar in scale and composition to the Painting have sold in excess of $1.3 million at auction. These include: *Black Still Life With Yellow Orchid* (2013) which sold for $2,055,000 at Sotheby's, New York, on May 16, 2018, and *Small Green 84* (2011), sold for $1,340,000 at Phillips, New York, on November 14, 2019. The Painting's subject, execution, and scale make it a commercial and desirable work by Jonas Wood.

AS OF DECEMBER 8, 2022, THE ARTIST'S AUCTION RECORDS ARE LED BY *TWO TABLES WITH FLORAL PATTERN* (2013) WHICH SOLD FOR $6,510,000 ON MAY 11, 2021 AT CHRISTIES, NEW YORK, *JAPANESE GARDEN* (2019) WHICH SOLD FOR $4,928,500 ON MAY 14, 2019 AT CHRISTIE'S, NEW YORK, AND *YELLOW STILL LIFE WITH GRATING* (2016) WHICH SOLD FOR HKD 36,250,000 ($4,652,470) ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG.

Since his 2010 Hammer Museum exhibition, Wood has been the subject of several successful solo exhibitions and has been commissioned by public institutions including MoCA Los Angeles and the High Line in New York. The first major museum survey of Jonas Wood's work was held at the Dallas Museum of Art in 2019 which was followed by an invitation to collaborate with fashion powerhouse Louis Vuitton, following in the footsteps of superstar artists like Jeff Koons and Yayoi Kusama. A recent solo exhibition of the artist's work sold out completely before it opened in January 2022 at David Kordansky gallery in LA. Wood's work is held in the permanent collections of public institutions including: Hirshhorn Museum and Sculpture Garden, Washington, D.C.; Hammer Museum, Los Angeles; The Broad, Los Angeles; the Metropolitan Museum of Art, New York; the Museum of Modern Art, New York; and the Whitney Museum of American Art, New York. As of December 8, 2022, the artist's auction records are led by *Two Tables with Floral Pattern* (2013) which sold for $6,510,000 on May 11, 2021 at Christies, New York, *Japanese Garden* (2019) which sold for $4,928,500 on May 14, 2019 at Christie's, New York, and *Yellow Still Life with Grating* (2016) which sold for HKD 36,250,000 ($4,652,470) on December 1, 2021 at Christie's, Hong Kong.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$2.2M
$1.7M
$1.1M
$0.5M
2017
2019
2022

Jonas Wood (b. 1977, Boston, MA) is a recognized contemporary artist known for his depictions of ordinary subjects and immersive environments inspired by Cubism and the works of artists like Henri Matisse and David Hockney. Wood was raised in Boston by his father, an architect, and his mother, a drama teacher, who encouraged creativity with weekly art lessons for the burgeoning artist and his sister. Wood was exposed to art at a young age, and his grandfather, who was a serious collector, had works by artists like Francis Bacon and Andy Warhol hanging in their home. As an undergraduate at Hobart and William Smith Colleges, Wood studied psychology and studio art, and graduated in 1999. He then enrolled in an MFA program at the University of Washington, where he graduated in 2002. As a student, Wood composed paintings based on photographs of friends and daily life, which the artist assembled into collages with unique, angular perspectives. The practice evolved into Wood's signature style: colorful depictions of domestic spaces, still lifes and landscapes, rendered in complex overlays of simple forms. In 2003, Wood moved to Los Angeles with his wife and fellow artist, Shio Kusaka, and for a few years, worked for the painter and educator Laura Owens, whose influence informed his approach to painting. In 2006, the art space Black Dragon Society gave Wood his first solo show in Los Angeles, which was followed by a succession of solo exhibitions with Anton Kern gallery in New York and Shane Campbell Gallery in Los Angeles. In 2010, the artist had his first institutional exhibition at the Hammer Museum at the University of California, Los Angeles. As of December 8, 2022, Wood lives and works in Los Angeles and is represented by Gagosian Gallery and David Kordansky Gallery.





JONAS WOOD



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Jonas Wood with the following criteria: colorful still life paintings executed 2010 to present, that measure 20 inches by 20 inches to 80 inches by 80 inches, and that to the best of our ability to determine, depict plants. Examples with patterned backgrounds and "Clippings" without basketballs were excluded from the comparative set.. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.3% CAGR implied from selected sales occurring from May 19, 2017 to November 12, 2021.

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